SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 1
                            MERRIMAC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59026200
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Lawrence F. Lyles
                       Vice President and General Counsel
                                  Ericsson Inc.
                             740 East Campbell Road
                              Richardson, TX 75081
                             Tel. No. (972) 583-1374
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 1, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------
CUSIP No. 59026200              13D/A
-----------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ericsson Holding International B.V., a Netherlands corporation
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY
--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
            Not Applicable
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
--------------------------------------------------------------------------------
         NUMBER OF
          SHARES               7       SOLE VOTING POWER
        BENEFICIALLY           -------------------------------------------------
         OWNED BY              8       SHARED VOTING POWER
           EACH                -------------------------------------------------
         REPORTING             9       SOLE DISPOSITIVE POWER
        PERSON WITH            -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
            CERTAIN SHARES
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------





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


-----------------------
CUSIP No. 59026200              13D/A
-----------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ericsson Cables Holding AB, a Swedish corporation
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY
--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
            Not Applicable
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
--------------------------------------------------------------------------------
         NUMBER OF
          SHARES               7       SOLE VOTING POWER
        BENEFICIALLY           -------------------------------------------------
         OWNED BY              8       SHARED VOTING POWER
           EACH                -------------------------------------------------
         REPORTING             9       SOLE DISPOSITIVE POWER
        PERSON WITH            -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
            CERTAIN SHARES
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

-----------------------
CUSIP No. 59026200              13D/A
-----------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Telefonaktiebolaget LM Ericsson, a Swedish corporation
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY
--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
            Not Applicable
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
--------------------------------------------------------------------------------
         NUMBER OF
          SHARES               7       SOLE VOTING POWER
        BENEFICIALLY           -------------------------------------------------
         OWNED BY              8       SHARED VOTING POWER
           EACH                -------------------------------------------------
         REPORTING             9       SOLE DISPOSITIVE POWER
        PERSON WITH            -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
            CERTAIN SHARES
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------





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


                                 SCHEDULE 13D/A

          The Schedule 13D relating to the common stock, par value $.50 per share ("Common Stock"), of Merrimac Industries, Inc. (the "Issuer"), filed with the Securities and Exchange Commission on October 26, 2000 by Ericsson Holding International B.V., a Netherlands corporation ("EHI"), Ericsson Cables Holding AB, a Swedish corporation ("ECH") and Telefonaktiebolaget LM Ericsson, a Swedish corporation ("LME"), is hereby amended as follows:

Item 1.         Security and Issuer
                -------------------

     Securities covered: Shares of Common Stock. Issuer: Merrimac Industries, Inc., a New Jersey corporation 41 Fairfield Place West Caldwell, NJ 07006

Item 2.         Identity and Background
                -----------------------

     The prior response to Item 2 is hereby deleted and replaced with the following

     (a) - (c) and (f) This Schedule 13D is filed by (i) EHI, ECH and LME. Lawrence F. Lyles, through that certain Power of Attorney, attached hereto as Exhibit A and incorporated herein as if fully set out by reference, is authorized to execute this Schedule 13D in his capacity as attorney-in-fact.

     The business address of EHI is Ericsson Straat #2, P.O. Box 8, NL-5120 AA, Rijen, Netherlands. The business address of ECH is Cabelvagen 1, SE-82482, Hudiksvall, Sweden. The business address of LME is Telefonvagen 30, SE-12625 Stockholm, Sweden. The principal business activity of EHI, ECH and LME is telecommunications. The present principal employment of Lawrence F. Lyles is Vice President and General Counsel of Ericsson Inc., an affiliate of EHI, ECH and LME. Mr. Lyles is a citizen of the United States.

     (d) - (e) Neither EHI, ECH, LME nor any of their respective executive officers or directors nor Mr. Lyles has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds
                --------------------------

        Not Applicable.





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


Item 4.         Purpose of the Transaction
                --------------------------

     The prior response to Item 4 is hereby deleted and replaced with the following:

     (a) - (j) EHI, ECH and LME sold all of their rights, title and interest in the subject securities of the Issuer to Infineon Technologies AG ("Infineon") on October 1, 2002 in a private sale as part of a larger transaction whereby EHI agreed to sell certain of its microelectronics business assets to Infineon, including all of its rights, title and interest in the subject securities of the Issuer. EHI, ECH and LME have no further plans or proposals relating to the Issuer and upon consummation of the foregoing sale, own no securities of the Issuer.

Item 5.         Interest in Securities of the Issuer
                ------------------------------------

     The prior response to Item 5 is hereby deleted and replaced with the following:

     (a) - (e) As of October 1, 2002, neither EHI, ECH nor LME has any right, title or interest in the subject securities of the Issuer.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer
                -----------------------------------

     Not Applicable.

Item 7.         Material to be Filed as Exhibits
                --------------------------------

     Not Applicable.





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


                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2002

                                   Ericsson Holding International B.V.,
                                   a Netherlands corporation

                                   By:   /s/ Lawrence F. Lyles
                                         ---------------------
                                         Lawrence F. Lyles,
                                         Attorney-in-Fact

                                   Ericsson Cables Holding AB,
                                   a Swedish corporation

                                   By:   /s/ Lawrence F. Lyles
                                         ---------------------
                                         Lawrence F. Lyles,
                                         Attorney-in-Fact

                                   Telefonaktiebolaget LM Ericsson,
                                   a Swedish corporation

                                   By:   /s/ Lawrence F. Lyles
                                         ---------------------
                                         Lawrence F. Lyles,
                                         Attorney-in-Fact





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